# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sally Beauty Holdings, Inc., CIK 0001368458
CUSIP: 79546E104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: c/o CORPORATE CREATIONS NETWORK INC., 3411 SILVERSIDE RD TATNALL BLDG STE 104, WILMINGTON, Delaware (DE), 19810
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001086619

## Reporting persons
- SCHRODER INVESTMENT MANAGEMENT GROUP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 3,996,992; shared voting power 0; sole dispositive power 3,996,992; shared dispositive power 0; aggregate amount beneficially owned 3,996,992 (3.9% of the class)
- Schroder Investment Management (Europe) S.A.: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 1,521,947; shared voting power 0; sole dispositive power 1,521,947; shared dispositive power 0; aggregate amount beneficially owned 1,521,947 (1.4% of the class)
- Schroder & Co. Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 57,045; shared voting power 0; sole dispositive power 57,045; shared dispositive power 0; aggregate amount beneficially owned 57,045 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Sally Beauty Holdings, Inc.
Address of issuer's principal executive offices: c/o CORPORATE CREATIONS NETWORK INC., 3411 SILVERSIDE RD TATNALL BLDG STE 104, WILMINGTON, Delaware, 19810

## Item 2. Person Filing
Name of person filing: Schroder Investment Management Group
Address of principal business office or, if none, residence: 1 London Wall Place, London, England, EC2Y 5AU
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,575,984
Percent of class: 5.4 %
Sole power to vote or to direct the vote: 5,575,984
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,575,984
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SCHRODER INVESTMENT MANAGEMENT GROUP: /s/ Thomas Darnowski, Thomas Darnowski, CEO, Americas (05/13/2025)
- Schroder Investment Management (Europe) S.A.: /s/ Schroder Investment Management (Europe) S.A., Schroder Investment Management (Europe) S.A. (05/13/2025)
- Schroder & Co. Limited: /s/ Schroder & Co. Limited, Schroder & Co. Limited (05/13/2025)
Comment: **Authorized by Power of Attorney to sign on behalf of the below Advisers:
Schroder Investment Management Group
Schroder Investment Management (Europe) S.A.
Schroder & Co. Limited